# Exhibit 4. Organizational Structure

( As of July 1, 2026 )


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Sustainable Society Realization Committee
IT Risk Management Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Credit Rating Council
Internal Audit Division
Rating Criteria Committee
Chief Compliance Officer
Rating Committee
Compliance Management Division
SFE Criteria Committee
SFE Committee
International Affairs Division
Research Division
System Division
Corporate Management & Planning Dept.
Sustainable Finance Evaluation Marketing & Promotion Dept.
Structured Finance Marketing & Promotion Dept.
International Business Marketing & Promotion Dept.
Marketing Planning & Administration Division
Global Marketing Dept.
Market Data Analysis Division
Translation Division
Information Services Dept.
R & D Dept.
SFEG Public Relations Office
Sustainability Verification Division
Impact Analysis Division
SFEG Evaluation Dept.
SFEG Evaluation Planning Dept.
Sustainable Finance Evaluation Group
International Dept.
Structured Finance Dept. III
Structured Finance Dept. II
Structured Finance Dept. I
Public Sector Rating Dept.
SME Rating Division
Corporate Rating Dept. II
Medical & Educational Institution Rating Division
Corporate Rating Dept. I
Financial Institution Rating Dept.
Hybrid Finance Dept.
Rating Research Dept.
Rating Administration Dept.
Financial Technology Division
Rating Planning Dept.

JCR does not register the class of asset backed securities as NRSRO ratings.